UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2021

001-39479

(Commission File Number)

Akumin Inc.

(Exact name of Registrant as specified in its charter)

8300 W. Sunrise Boulevard

Plantation, Florida 33322

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) amends the Form 6-K filed with the Securities and Exchange Commission on May 17, 2021 (the “Original Report”) of Akumin Inc. (the “Registrant”), in order to file amendments to the documents listed below under the heading “Exhibit Index,” which are filed herewith as Exhibits 99.1 and 99.2.

This Amendment No. 1 does not reflect events occurring after the filing of the Original Report or modify or update the disclosure contained in the Original Report in any way other than as discussed above and included herein. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Report.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This Amendment No. 1 contains the Registrant’s restated consolidated interim financial statements as at March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020, which replaces and supersedes such financial statements set forth in the Original Report.

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements (Restated) for the period ended March 31, 2021

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations (Restated) for the three-month periods ended March 31, 2021 and 2020

99.3	Form 52-109F2R CEO Certification of Refiled Interim Filings

99.4	Form 52-109F2R CFO Certification of Refiled Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akumin Inc.

Date: November 15, 2021	By:	/s/ Matt Cameron

Matt Cameron Chief Legal Officer and Corporate Secretary